KING DIGITAL ENTERTAINMENT PLC 6-K

EXHIBIT 99.2

MEETING 1 - KING ORDINARY SHARE CLASS SCHEME MEETING

VOTE BY INTERNET - www.proxyvote.com
KING DIGITAL ENTERTAINMENT PLC C/O BROADRIDGE 51 MERCEDES WAY EDGEWOOD, NY 11717	Use the Internet to transmit your voting instructions and for electronic delivery of information up until 12.01 a.m. (ET/New York time) on 11 January 2016. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.
UNITED STATES
ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by King Digital Entertainment plc in mailing proxy and meeting materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - (U.S.) 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 12.01 a.m. (ET/New York time) on 11 January 2016. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to King Digital Entertainment plc, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, United States, in either case so as to be received by no later than 12.01 a.m. (ET/New York time) on 11 January 2016.

Capitalised terms used herein but not otherwise defined will have the meaning given to them in the Scheme Document accompanying this proxy card.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M97880-Z66779	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

MEETING 1 - KING ORDINARY SHARE CLASS SCHEME MEETING

Important Notice Regarding the Availability of Proxy Materials for the

King Ordinary Share Class Scheme Meeting:

The Notice of the King Ordinary Share Class Scheme Meeting is available at www.proxyvote.com.

M97881-Z66779